STATEMENT OF INVESTMENTS
Dreyfus Tax Managed Balanced Fund
November 30, 2006 (Unaudited)

Common Stocks--43.3%	Shares	Value ($)
Consumer Discretionary--3.9%		
Hilton Hotels	800	26,264
Home Depot	700	26,579
McGraw-Hill Cos.	1,100	73,315
News, Cl. A	1,800	37,080
Target	400	23,236
		186,474
Consumer Staples--10.5%		
Altria Group	1,300	109,473
Coca-Cola	1,400	65,562
Estee Lauder Cos., Cl. A	500	20,645
Nestle, ADR	600	52,968
PepsiCo	900	55,773
Procter & Gamble	1,200	75,348
SYSCO	600	21,510
Wal-Mart Stores	700	32,270
Walgreen	1,100	44,539
Whole Foods Market	500	24,400
		502,488
Energy--9.7%		
BP, ADR	1,000	68,080
Chevron	1,000	72,320
ConocoPhillips	1,100	74,030
Exxon Mobil	1,600	122,896
Halliburton	600	20,244
Hess	300	15,081
Occidental Petroleum	800	40,272
Total, ADR	700	50,022
		462,945
Financial--8.4%		
American Express	600	35,232
Ameriprise Financial	700	37,870
Bank of America	1,200	64,620
Capital One Financial	300	23,364
Citigroup	1,500	74,385
HSBC Holdings, ADR	600 a	55,800
JPMorgan Chase & Co.	1,000	46,280
Merrill Lynch & Co.	700	61,201
		398,752
Health Care--2.8%		
Abbott Laboratories	700	32,662
Eli Lilly & Co.	600	32,154
Johnson & Johnson	700	46,137
UnitedHealth Group	500	24,540
		135,493
Industrial--3.7%		
Caterpillar	400	24,812
Emerson Electric	500	43,350
General Electric	2,300	81,144
United Technologies	400	25,812
		175,118
Information Technology--2.8%		
Automatic Data Processing	600	28,938

Intel			2,800	59,780
Microsoft			1,000	29,330
Yahoo!			600 b	16,194
				134,242

Materials--.7%

Praxair			500	**31,200**

Transportation--.8%

United Parcel Service, Cl. B			500	**38,960**

Total Common Stocks
(cost $1,887,322)   **2,065,672**

Long-Term Municipal Investments--48.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--4.4%				
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/45	100,000	104,687
Sweetwater Union High School District Public Financing Authority, Special Tax Revenue (Insured; FSA)	5.00	9/1/27	100,000	106,746
Connecticut--2.3%				
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.00	7/1/35	100,000	107,844
Georgia--2.2%				
Atlanta, Water and Wastewater Revenue (Insured; FSA)	5.00	11/1/43	100,000	106,065
Hawaii--2.3%				
Kauai County, GO (Insured; FGIC)	5.00	8/1/29	100,000	107,525
Kansas--4.5%				
Butler County Unified School District Number 490, GO Improvement (Insured; FSA)	5.00	9/1/29	100,000	107,585
Kansas Development Finance Authority, Revenue (Kansas Department of Administration-Comprehensive Transportation Program) (Insured; FGIC)	5.00	11/1/25	100,000	108,588
Kentucky--2.3%				
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.25	11/20/25	100,000	110,205
Michigan--2.2%				
Michigan Hospital Finance Authority, HR (Sparrow Obligated Group) (Insured; MBIA)	5.00	11/15/36	100,000	106,340
Minnesota--2.2%				
Chaska, Electric Revenue	5.00	10/1/30	100,000	105,585
Nebraska--2.3%				
Lincoln,				

Electric System Revenue	5.00	9/1/29	100,000	107,203
Nevada--2.2%				
Clark County,				
Airport System Revenue				
(Insured; AMBAC)	5.00	7/1/40	100,000	105,972
New Jersey--2.2%				
New Jersey Health Care Facilities				
Financing Authority, Revenue				
(Hunterdon Medical Center				
Issue)	5.13	7/1/35	100,000	106,179
New York--8.9%				
Long Island Power Authority,				
Electric System General Revenue	5.00	12/1/35	100,000	106,984
New York City Industrial				
Development Agency, PILOT				
Revenue (Yankee Stadium				
Project) (Insured; FGIC)	5.00	3/1/31	100,000	108,382
New York State Dormitory				
Authority, Mental Health				
Services Facilities				
Improvement Revenue (Insured;				
AMBAC)	5.00	2/15/30	100,000	107,113
Westchester Tobacco Asset				
Securitization Corp., Tobacco				
Settlement Asset-Backed Bonds	5.13	6/1/45	100,000	102,845
North Carolina--2.2%				
Charlotte-Mecklenburg Hospital				
Authority, Health Care Revenue	5.00	1/15/45	100,000	105,349
South Carolina--2.3%				
South Carolina Transportation				
Infrastructure Bank, Revenue				
(Insured; AMBAC)	5.00	10/1/33	100,000	106,699
Texas--4.5%				
North Harris County Regional Water				
Authority, Senior Lien Revenue				
(Insured; MBIA)	5.00	12/15/32	100,000	106,287
Trinity River Authority,				
Regional Wastewater System				
Revenue (Insured; MBIA)	5.00	8/1/29	100,000	107,222
U.S. Related--1.5%				
Puerto Rico Infrastructure				
Financing Authority, Special				
Tax Revenue (Insured; AMBAC)	0.00	7/1/36	250,000	70,840
Total Long-Term Municipal Investments				
(cost $2,215,470)				**2,312,245**

Short-Term Municipal Investments--6.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska--2.7%				
Valdez,				
Marine Terminal Revenue (BP				
Pipelines Inc. Project)	3.57	12/1/06	130,000 c	130,000
Colorado--2.1%				
Moffat County,				
PCR (PacifiCorp Projects)				
(Insured; AMBAC and Liquidity				
Facility; JPMorgan Chase Bank)	3.60	12/1/06	100,000 c	100,000
Texas--2.1%				

Texas Water Development Board, State Revolving Fund Subordinate Lien Revenue, Refunding (Liquidity Facility; JPMorgan Chase Bank)	3.61	12/1/06	100,000 c	100,000

Total Short-Term Municipal Investments
(cost $330,000) — **330,000**

Investment of Cash Collateral for Securities Loaned--1.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $57,000)	57,000 d	**57,000**

Total Investments (cost $4,489,792)	**99.9%**	**4,764,917**
Cash and Receivables (Net)	**.1%**	**6,295**
Net Assets	**100.0%**	**4,771,212**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's securities on
       loan is $55,800 and the total market value of the collateral held by the fund is $57,000.

b   Non-income producing security.

c   Securities payable on demand. Variable interest rate--subject to periodic change.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance